FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 17, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Amsterdam, 17 September 2007

ABN AMRO announces updated outlook for the full year 2007 in connection with the Extraordinary General Meeting of Shareholders on 20 September

ABN AMRO today announces an update on the expected earnings for the year 2007 and our capital ratios.

Based on the results as per August year-to-date, we are on track to deliver an earnings per share (EPS) of approximately EUR 2.30 on an adjusted basis*, notwithstanding the impact of the current turmoil in financial markets on our Global Markets results and continued disappointing performance of Antonveneta.

Due to slightly higher demand for capital from our businesses, our capital ratios may be marginally below our target ratios at the end of the third quarter. We do expect to meet our capital ratio targets, a core tier 1 ratio of 6% and a tier 1 ratio of 8%, by year end 2007 under a normal course of business and following through on our commitment to strict capital discipline.

We are pleased to report that current market circumstances have not resulted in a revision of our loan loss provision forecast. In line with previous statements we expect the loan loss provisioning for our consumer portfolio to increase with the growth of the portfolio and to see somewhat higher levels of provisioning in the commercial portfolio due to the absence of write-backs and releases. ABN AMRO has a very limited exposure to the subprime segment.

ABN AMRO’s overall liquidity position remains strong. For clarification purposes: ABN AMRO manages several asset-backed commercial paper (ABCP) conduits, which are diversified in terms of geographical and asset coverage and the maturities of the ABCP are well spread over time. The actual outstanding ABCP as per 13 September 2007 is EUR 51.5 bln, of which EUR 29.4 bln is in multi-seller conduits. All major conduits have been rolled over in the past weeks without any difficulty due to the underlying quality of the assets. It is noteworthy that up to 50% of the main multi-seller conduits can self-liquidate within a 3 month period. Retail savings remain stable. As part of our standard liquidity management process, ABN AMRO maintains a very substantial liquidity buffer to meet all contingent liquidity needs. We continue to monitor market developments, and remain comfortable with our liquidity position.

* For further details of the adjustments we refer to the first half 2007 results press release of 30 July 2007

Press contact:	+31 20 6288900
IR contact:	+31 20 6287835

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC (“Barclays”) and the consortium of Banco Santander Central Hispano, S.A., Fortis SA/NV and the Royal Bank of Scotland Group plc (“RBS” and collectively, the “Consortium”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission (the “SEC”). For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the SEC and to any subsequent reports furnished or filed by us with the SEC. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

Barclays has filed with the SEC a Registration Statement on Form F-4, which contains a prospectus, and a Tender Offer Statement on Schedule TO. RBS has filed with the SEC a Registration Statement on Form F-4, which contains a prospectus, and RFS Holdings B.V., Fortis N.V., Fortis SA/NV, Fortis Nederland (Holding) N.V., RBS, Banco Santander Central Hispano, S.A.. and Santander Holanda B.V. have filed with the SEC a Tender Offer Statement on Schedule TO. ABN AMRO has filed with the SEC Solicitation/Recommendation Statements on Schedule 14D-9 in respect of the offer by each of Barclays and the Consortium.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTIONS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain a free copy of such filings without charge at the SEC's website (http://www.sec.gov). Copies of the prospectus contained in the Barclays Form F-4 may also be obtained, without charge, from Barclays and copies of the prospectus contained in the RBS Form F-4 may also be obtained, without charge, from RBS.

The publication and distribution of this document and any separate documentation regarding the intended offer, the making of the intended offer and the issuance and offering of Barclays and RBS ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: September 17, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas Versteeg
		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary